UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of MARCH, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  March 2, 2007                      /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

             HALO REPORTS MASSIVE SULPHIDE INTERSECTIONS AT BOB LAKE

VANCOUVER, BRITISH COLUMBIA, MARCH 2, 2007 - MARC CERNOVITCH, CHAIRMAN OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that drilling at the Bob Lake deposit, Sherridon, Manitoba, has intersected up to 4 M OF 1.26% COPPER AND 1.47% ZINC within a massive sulphide zone approximately 25 M THICK GRADING 0.76% COPPER AND 0.49% ZINC. Additional important mineralized intervals have been discovered in the first drill program in the area since the 1940s. Assays have been received for five of the twelve drill holes planned for confirmation and expansion of the historical resource at Bob Lake. All mineralized intervals for holes DH-04 to DH-08, are shown in the table below.

Highlights:

o latest assays of 1.26 per cent copper and 1.47 per cent zinc representative of historic grades;
o    new zinc-rich zone discovered beneath range of historic drilling;
o    deposit still open at depth;
o on-strike extension for 325 metres southeast of the known mineralized zone indicated; and
o gold values of 21.54 grams per tonne and 19.55 grams per tonne over 0.5 metre reported in two drill holes.

Drill holes (DH-04, 05 and 06) were drilled from the same location, at the northwest end of the deposit, and intersected broad sulphides-rich zones that included intervals returning 1.26% COPPER AND 1.47% ZINC OVER 4.0 M (DH-05). Semi-massive to massive sulphides zones were encountered in this hole returning 0.76% COPPER AND 0.49% ZINC OVER 24.9 M. DH-04 encountered five significant mineralized zones totaling 47 M including an intercept of 2.4 M GRADING 1.51% COPPER, 1.05% ZINC, 1.05 G/T GOLD AND 29.8 G/T SILVER and another of 7.3 M
GRADING 0.95% COPPER AND 0.90% ZINC. These mineralized intervals appear representative of the grade and widths historically reported for the Bob Lake deposit.

Drilling in the 1940s at Bob Lake did not extend beyond a vertical  depth of 180
m. Drill hole DH-06 intersected a massive sulphide zone grading 0.03% COPPER AND 1.95% ZINC OVER 2.5 M at a depth of 260 m. THIS NEW ZINC-RICH MINERALIZED ZONE REPRESENTS AN EXCITING NEW TARGET AND THE POTENTIAL TO EXPAND THE RESOURCE.

DH-07 was drilled 200 m southeast of the Bob Lake deposit to test the on-strike extension of the deposit. Five mineralized zones were intersected of 1.4 TO 3.2 M widths, with grades up to 2.79% ZINC OR 1.06% COPPER, at shallow vertical depths of less than 125 m. Additional drilling is required to test the structural relationship between the multiple sulphide zones encountered in the drilling to date and their continuity along the entire 850 m strike length.

DH-08, drilled 175 m southeast of DH-07, successfully defined zinc-rich semi-massive sulphides with grades up to 1.11% ZINC OVER 4 M approximately 200 m from surface. DH-07 and 08 are the first drill holes to test the new airborne geophysical target zone that extends for approximately 500 m southeast of the Bob Lake deposit. HALO IS GREATLY ENCOURAGED BY THE INDICATION OF SUCH A SIGNIFICANT EXTENSION OF MINERALIZATION and future drilling will concentrate on the continuation of two untested geophysical target zones that extend a further 750 m to the southeast.

Sulphides in the region are noteworthy for their gold enrichment. Two sulphide-rich zones in DH-04 reported gold grades of 1.37 G/T GOLD OVER 9.7 M AND 1.87 G/T GOLD OVER 7.5 M with one sample assaying 21.54 G/T GOLD OVER 0.5 M. An additional sample from DH-08 assayed 19.55 G/T GOLD OVER 0.5 M while DH-07 included a broader zone of 3.2 M WITH AN AVERAGE GRADE OF 1.38 G/T GOLD.

Borehole Pulse EM surveys will be conducted on the recent drill holes to test for continuity and extension of the newly identified sulphides zones at depth and along strike and will be used to define follow-up drilling. Drilling continues at Bob Lake and other targets defined by recent airborne geophysical surveys. Halo expects to continue drilling throughout 2007 at Sherridon.

 BOB LAKE DEPOSIT BACKGROUND

The Bob Lake deposit is controlled by Halo and held under option from W. Bruce Dunlop (NPL) Ltd. The deposit was discovered in 1941 by Sherritt Gordon Mines Limited which identified a historic estimate of 2,159,098 tonnes grading 1.33% copper, 1.18% zinc, 0.31 g/t gold and 8.45 g/t silver (January 31, 2006 NI 43-101 Technical Report on the Sherridon VMS Property is filed on SEDAR). The Bob Lake deposit has been modeled as multiple sulphide horizons with a northwest strike over a length of 780 m. The lenses of pyrrhotite, pyrite, chalcopyrite and sphalerite have been described as having an average width of 4 m, a southeast-plunge and a vertical extension to 180m.

All resources stated in this press release are historical in nature. Although the resource estimations are believed to be reliable, they were calculated prior to the implementation of National Instrument 43-101. Halo and its Qualified Persons have not done sufficient work to reclassify the historical estimates as current mineral resources. Halo is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon. More recent estimates or data are not available to Halo.

TECHNICAL HIGHLIGHTS

Assays for all mineralized zones in diamond drill holes 04 to 08 are reported in the following table.

--------------------------------------------------------------------------------
HOLE        DIP/AZIMUTH   FROM      TO      WIDTH    CU     ZN      AG      AU
             (Degrees)     (M)      (M)      (M)     (%)    (%)    (g/t)   (g/t)
--------------------------------------------------------------------------------

DH04          54 / 226    174.7    182.0     7.3    0.94    0.90     8.0    0.26
                          206.8    218.4    11.6    0.33    0.32     5.9    0.15
                          224.4    229.0     4.6    0.01    0.50     3.6    0.11
                          234.7    244.4     9.7    0.56    0.82    17.8    1.37
                          250.4    257.9     7.5    0.16    0.98     9.0    1.87
--------------------------------------------------------------------------------
DH05          54 / 222    181.6    206.6    24.9    0.76    0.49     7.2    0.19
 including                181.6    185.6     4.0    1.26    1.47    10.1    0.53
--------------------------------------------------------------------------------
DH06          72 / 222    151.9    156.7     4.8    0.64    0.85     5.8    0.20
                          300.7    303.1     2.4    0.04    2.13    16.3    0.73
--------------------------------------------------------------------------------
DH07          45 / 221    160.6    177.1    16.5    0.26    0.73     9.0    0.57
 including                160.5    163.2     2.6    0.11    2.79     9.5    0.22
                          165.3    168.2     2.9    0.06    0.55    19.1    0.94
                          169.6    171.0     1.4    1.06    0.61    12.0    0.26
                          173.2    176.4     3.2    0.53    0.35     7.8    1.38
--------------------------------------------------------------------------------
DH08          45 / 152    268.8    273.1     4.3    0.08    1.12    13.0    0.36
                          277.6    278.8     1.2    0.21    1.48     4.8    0.11
--------------------------------------------------------------------------------

Most intersections are expected to be near true widths but further drilling is required to resolve the structural complexity of the deposit.

Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007.

QUALIFIED PERSON

The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.


For further information, please contact:

Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com

 _______________________________________________________________________________

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward looking information" within the meaning of the United applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.